UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC

DIVISION OF
CORPORATION FINANCE

03005290

No Act
P.E. 12-12-02

January 16, 2003

David Carroll
Group Counsel
American Express Company
General Counsel's Office
World Financial Center
New York, NY 10285-4900

Act 1934
Section
Rule 14A-8
Public Availability 1-16-2003

Re: American Express Company
Incoming letter dated December 12, 2002

PROCESSED
FEB 05 2003
THOMSON FINANCIAL

Dear Mr. Carroll:

This is in response to your letter dated December 12, 2002 concerning the shareholder proposal submitted to American Express by Dennis Breuel. We also have received a letter from the proponent dated December 17, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Dennis Breuel
1161 Ridgefield Ave.
Point Pleasant, NJ 08742

AMERICAN EXPRESS

RECEIVED
2002 DEC 13 PM 12:02
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

American Express
General Counsel's Office
World Financial Center
New York, NY 10285-4900

December 12, 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934 - Rule 14a-8
Exclusion of Shareholder Proposal Submitted by Mr. Dennis Breuel (the "Proponent")

Ladies and Gentlemen:

This letter and its attachments are submitted by the undersigned on behalf of American Express Company (the "Company") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended. The Company respectfully requests the confirmation of the Staff of the Division of Corporation Finance that it will not recommend any enforcement action to the Commission if the Company excludes the attached shareholder proposal (the "Proposal") from its proxy statement and form of proxy (together, the "Proxy Materials") for the Company's 2003 Annual Meeting of Shareholders for the reasons discussed below.

A. The Proposal is improper under Rule 14a-8(i)(3) because it contains vague and misleading terms and, as a result, could not be implemented pursuant to Rule 14a-8(i)(6).

Rule 14a-8(i)(3) authorizes the omission of proposals that are contrary to the Commission's proxy rules and regulations, including Rule 14a-9. The Staff has established that it will not recommend enforcement action if a company excludes a proposal from its proxy materials if such proposal is so vague and indefinite that neither shareholders nor the company would be able to determine with reasonable certainty the immediate consequences of such proposal's implementation. See Philadelphia Electric Company (July 30, 1992) (proposal relating to the election of a committee of shareholders to consider and present certain plans to the board of directors excludable as "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.") Otherwise, "any resultant action by the corporation would have to be made without guidance from the proposal and, consequently, in possible contravention of the intentions of the shareholders who voted on the proposal." Jos. Schlitz Brewing Company (March 21, 1977). See also Exxon Corporation (March 12, 1992); American International Group, Inc. (March 12, 1999); and CCBT Bancorp, Inc. (April 20, 1999).[1]

Furthermore, a proposal may be properly excluded under Rule 14a-8(i)(6) if it is so vague that a company "would lack the power or authority to implement" the proposal. The Staff has indicated that "a matter may be considered beyond a registrant's power to effectuate where a proposal is so vague and indefinite that a registrant would be unable to determine what action should be taken." International Business Machines Corporation (January 14, 1992). See also Anheuser-Busch Companies, Inc. (February 9, 1993) (proposal that the company's donations to Little League organizations be made only to organizations giving each child the same amount of playing time; vague and indefinite as to how to "determine if a Little League organization gives each child the same amount of playing time").

The Company believes that the Proposal is vague, confusing and potentially misleading, and that it would be both difficult to describe how it is to be implemented and, as importantly, for shareholders to adequately assess the effect of a vote for or against the Proposal. Specifically, the second and third sentences of the Proposal require that stock options contain a buyback provision with a buyback price established by the Board of Directors as a reasonable return. The Proponent does not make clear in the Proposal what he means by "buyback provision." For example, does it mean that, if implemented, the Company would need to incorporate a buyback feature that could be exercised by the employee, even if the exercise price of the option exceeded the market price of the securities? Alternatively, does it imply that only the Company can exercise a buyout right? The supporting statement indicates that the purpose of the buyback is to set a "reasonable" price for the executive and avoid "extreme upper management compensation." However, because of the inherent vagueness of these terms, it is uncertain how the Board of Directors could clearly structure a buyback provision to satisfy the Proposal, including knowing what buyback price should satisfy the stated objectives of the Proposal. In addition, the same portion of the supporting statement requires that the buyback price reflect the "cost to the company" and be adjusted to allow for "proper expensed" of the cost of the option. It is not clear what these statements mean, or how the Board is supposed to factor these uncertain concepts into the buyback price. Thus, the Proposal does not provide sufficient guidance for the Board, or other shareholders, to determine with any degree of certainty how the Proposal is to be implemented. In short, it is a proposal that is difficult for the Company and, we believe, the shareholders to make sense of.

The second paragraph of the supporting statement is equally misleading. The overall point -- that current option pricing rewards management "for poor performance and lower

---

[1] Judicial precedent supports this view. See Dyer v. Securities and Exchange Commission, 287 F.2d 773, 781 (8th Cir. 1961) ("the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail"). See also NYC Employees' Retirement System v. Brunswick Corp., 789 F. Supp. 144, 146 (S.D.N.Y. 1992) ("shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote").

earnings" and that such pricing is lower than that which is appropriate to reward management for "superior earnings"-- is dubious and misleading. Under the Company's options plans, consistent with what the Proponent has requested, the exercise price of a stock option is set at the market price of the Company's common stock on the grant date. Thus, the value of the option is based exclusively on changes in the market price of the Company's stock. The Proponent offers no reason why including a buyback feature in stock options would better reward management for delivering superior earnings, or avoid rewards for poor performance. Thus, we believe the Proponent's assertions are confusing and potentially misleading to other shareholders.

Finally, the first paragraph of the supporting statement, which states that the "lengthy exercise period creates an exercise price with a substantial discount, based on the time value of money," contain conclusions drawn by the Proponent which are vague and possibly misleading. The value of options do not increase solely based on time. Rather, options will gain value based on the market price of the underlying equity. Time provides no guarantee of whether such prices will increase, decrease or remain stable during the period in which the option may be exercised. Thus, the Proponent's conclusions that options inherently provide a substantial discount to the recipient are unfounded and misleading.

The Staff has stated that it may permit a proponent to revise a proposal or supporting statement under Rule 14a-8(i)(3) to revise or delete specific statements "that may be materially false or misleading or irrelevant to the subject matter of the proposal." Staff Legal Bulletin No. 14 (CF), E.5. (July 13, 2001). In section E.1 of that bulletin, however, the Staff also observed that its policy was meant to apply to "revisions that are minor in nature and do not alter the substance of the proposal," and that "when a proposal and its supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." In the case of the Proposal, virtually every sentence of the Proposal would have to be substantially rewritten to eliminate vague, false or misleading statements. In addition, prior to our submission of this no-action request, we have corresponded with the Proponent in an effort to remedy vague and misleading statements in earlier versions of the proposal, but have been unsuccessful.

B. The Proposal is improper under Rule 14a-8(i)(6) because the Company would lack the power or authority to implement the Proposal.

As noted above, Rule 14a-8(i)(6) permits the exclusion of shareholder proposals if a company would lack the power or authority to implement the proposal. Proposals that would require a company to breach its existing contractual obligations are excludable because a company would lack the power or authority to implement such a proposal. See, Sensar Corporation (May 14, 2001) and Safety 1st, Inc. (February 2, 1998).

The Proposal requests the Company to provide a buyback feature that would require changes to the Company's existing stock option grants. The proposal does not limit the request to future issuances of stock options. Implementation of the proposal would require the board to approve amendments to existing stock option awards that would affect employee rights. Such implementation of the proposal would cause the Company to breach existing contractual obligations under existing option awards, unless the option holders agreed to amendments of existing awards.

The fact that the Proposal requests, rather than mandates, board action does not alter this analysis. If the Company's shareholders adopt the Proposal, the Company would presumably be expected to modify existing stock option awards. Rule 14a-8(i)(6) permits exclusion of precatory proposals that may cause a company to breach an existing agreement. See, Liz Claiborne, Inc. (March 18, 2002) and Duke Energy Corporation (January 16, 2002) (proposals requested boards to seek approval of present and future executive officer severance agreements).

The Proposal, if implemented, would cause the Company to breach existing contractual obligations. Accordingly, the proposal is excludable because the Company lacks the power to implement the proposal under Rule 14a-8(i)(6).

C. The Proposal is improper under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits exclusion of shareholder proposals dealing with matters relating to the conduct of a registrant's "ordinary business operations."

The Staff has defined this exclusion to include proposals relating to "general compensation issues." See Lucent Technologies Inc. (November 6, 2001); CoBancorp Inc. (February 22, 1996); Caterpillar, Inc. (February 13, 1992). The Staff has consistently stated that, although proposals relating to general compensation issues are excludable, proposals relating to senior executive compensation issues are not excludable. See Xerox Corp. (March 25, 1993) (referring to senior executive compensation as an includable matter); Battle Mountain Gold Co. (February 13, 1992) (proposal relating to either senior executives or other employee compensation excludable unless revised to include only senior executives); Minnesota Mining and Manufacturing Company (March 4, 1999) (proposal to limit the yearly percentage increase of the "top 40 executives" compensation excludable under Rule 14a-8(i)(7) because it relates to "ordinary business operations"). The distinction between senior executive compensation and general compensation issues has significant policy implications and therefore proposals directed solely to the compensation of senior executives of the Company are not excludable on grounds of "ordinary business operations." See Battle Mountain Gold Co. (February 13, 1992); Baltimore Gas and Electric (February 13, 1992).

The Proposal is flawed because it targets far broader compensation policies and practices than senior executive compensation. The Proposal refers to "higher management" generally and does not distinguish between the Company's 12 executive officers and the approximately 700 members of management eligible to receive options. The Company therefore believes that the Proposal addresses the Company's "general compensation matters", because it is not limited to senior executives, but rather applies to a large number of executive and non-executive employees. Thus, the Company believes that the Proposal is the type of "ordinary business" that the Staff allows to be excluded under Rule 14a-8(i)(7).

For the foregoing reasons, the Company requests your confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proponent's proposal from the Proxy Materials for its 2003 Annual Meeting. Should the Staff disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with representatives of the Staff prior to the determination of its final position.

As required by Rule 14a-8(j), six (6) copies of this letter and all attachments are being sent to the Commission. Also as required by Rule 14a-8(j), a complete copy of this submission is being provided simultaneously herewith to Mr. Dennis Breuel, the shareholder who submitted the Proposal. As further required by Rule 14a-8(j), the Company is filing this letter, which states its reasons for excluding the Proposal, no later than 80 calendar days before it will file with the Commission its definitive proxy materials for the 2003 Annual Meeting of Shareholders.

Please do not hesitate to contact me (telephone - (212) 640-5783; fax - (212) 640-0360; e-mail – david.carroll@aexp.com) if you have any questions or require any additional information or assistance with regard to this matter.

Please acknowledge receipt of this filing by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-addressed, stamped envelope.

Very truly yours,

David Carroll

David Carroll
Group Counsel

Enclosure

cc: Mr. Dennis Breuel
Stephen P. Norman, Esq.

#211729

November 29 2002

Corporate secretary
American Express Co
World Financial Center
New York, N.Y 10285-4900

DEC 2002

RE: Revised Stockholder Proposal

Dear Mr. Norman

As per your letter of 11/19/2002 from Mr. Carroll, General Counsel, enclosed is my revised shareholder proposal. I intend to retain stock equal to at least 2,000 until after the annual meeting.

Resolved: that the stockholders of American Express, assembled in annual meeting in person and by proxy, hereby request that the Board of Directors shall not issue any stock options to higher management lower than the highest stock price* of the company at the time of grant. The option shall contain a buyback provision by the company. The Board of Directors shall determine a reasonable return for the buyback price

Reasons

1. The options are granted to be exercised over a period of several years. The lengthy exercise period creates an exercise price with a substantial discount, based on the time value of money

2. ~~The management~~ should not be rewarded for poor performance and lower earnings. Under the current system, the management is rewarded by being granted options at a lower price than the price if management delivered superior earnings

*adjusted for stock splits

3. The option should allow for the corporation to buy back the option at a price that is fair and reasonable for the executive. This policy would allow for the company to reasonably determine the cost to the company and avoid extreme upper management compensation

The BuyBack price would be adjusted to allow for a reasonable return and allow for proper expensed of the cost, if required on the income statement.

Please send correspondence to

Dennis Breuel
1161 Ridgefield Ave
Point Pleasant, N.J 08742

Sincerely
Dennis Breuel
Dennis Breuel

RECEIVED
2002 DEC 26 PM 12:08
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 17,2002

U.S. Securities & Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth St., NW
Washington, DC 20549

RE: Shareholder Proposal rejected by American Express from Dennis Breuel

Dear Ladies and Gentleman

This letter and the attachments are presented to dispute the company's exclusion of the shareholder proposal. A similar proposal was submitted and accepted by the company in 1999 or 2000. The proposal was in the proxy material but was not officially submitted because the proponent was unable to get to the meeting.

In this period of misconduct by companies such as Enron and Worldcom, American Express now considers the current shareholder proposal as vague.

In the company's response to you, several statements were made that are due comment.

1. An option is a right to purchase stock at a specified price at a point up to 10 years. The option has a market and an interest rate risk. The dollar earned today is worth more than a dollar paid in 10 years. That is why you have present value tables and lotteries pay a smaller payoff currently than over a period of time.

   In essence, the option price does not return the same dollars, based on the time value of money, after 10 years. This difference represents the discount offered to the senior management of the company. The option price should be higher to offset the substantial discount based on the time value of money, from inflation and other factors.

2. The option price is based on the market price of the companies' common stock at the date of grant. The market price is based on the actions of the management in performing its duties. The management can mismanage the assets of the company for a brief period of time and that could result in a decline in the company stock. The management would be provided with options at the lower stock price for inferior performance. When the management decides to show normal earnings performance, the management is rewarded with the lower priced stock options.

The shareholder proposal would tell management that inferior performance that results in lower stock price will not be used to reward management. Rewards only occur when the price is raised above the highest stock price, adjusted for stock splits, in the company history. The management would be taking the same risk as other long term shareholders to enhance the value of the company.

3. A buyback provision is shown on all bonds. The buyback allows the company to purchase the options at a forward price above the exercise price. The buyback would allow for a reasonable return to the recipient and allow for a determinable expense, if exercised, to the shareholders. The proposal did not state the buyback price because the Board of Directors should have the ability to make that determination. The buyback provision would eliminate the senior management from obtaining extravagant rewards that harm the shareholders. The buyback would allow the company to adequately expense the options.

   The company states that implementation of the proposal would cause the company to breach existing contractual obligations under existing option awards. The government allowed the companies to reprice stock options that went underwater. Wasn't that a breach of contractual obligation to the shareholders?

Any questions should be directed to the undersigned at

Dennis Breuel
1161 Ridgefield Ave.
Point Pleasant, NJ. 08742

Sincerely,

Dennis Breuel

Dennis Breuel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 16, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated December 12, 2002

The proposal requests that the board of directors not issue stock options to "higher management" lower than the highest stock price of the company at the time of the grant and that the options contain a buyback provision.

We are unable to concur in your view that American Express may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proposal must be revised to delete the paragraph that begins "The management should not be rewarded for poor performance . . ." and ends ". . . if management delivered superior earnings." Accordingly, we will not recommend enforcement action to the Commission if American Express omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that American Express may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that American Express may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

You have expressed your view that American Express may exclude the proposal under rule 14a-8(i)(7) because it relates to American Express' ordinary business operations. In our view, it is not clear whether the proposal is directed at compensation only to executive officers, or instead, relates to general compensation policy. It appears, however, that the proposal could be limited to executive compensation. Accordingly, unless the proponent provides American Express with a revised proposal making such limitation clear within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor